CAMFLO INTERNATIONAL INC.

Suite 1205– 789 West Pender Street

Vancouver, BC   V6C 1H2

Tel:  (604) 685-9181  Fax:  (604) 685-9182

NOTICE OF 2004 ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2004 Annual General Meeting of the members of CAMFLO INTERNATIONAL INC. (hereinafter called the "Company") will be held at Suite #1407, 675 W. Hastings Street, Vancouver, BC, V6B 1N2 on:

Thursday, June 29, 2004

at the hour of 2:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended December 31, 2003 and the report of the Auditors thereon;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to determine the number of directors and to elect directors;

5.

to approve the Company’s proposed Stock Option Plan;

6.

To approve, with or without modification, of a Special Resolution as set forth in the Management Information Circular relating to the approval of the Company’s proposed continuation from the the Yukon Territory to the Province of Alberta, including the adoption of Articles of Continuance and By-Laws in the form acceptance to the Alberta Registrar of Companies.

7.

to transact such other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice are an Information Circular, which contains details of matters to be considered at the Meeting, and a form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his place.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the Notes.  The enclosed form of Proxy is solicited by Management of the Company but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.  Unregistered shareholders who received the enclosed form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, as of the 19th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

OF CAMFLO INTERNATIONAL INC.

“Thomas Doyle”

Thomas Doyle

President